

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2015

Gannon K. Giguiere
President, Chief Executive Officer, and Secretary
Separation Degrees – One, Inc.
77 Geary Street, 5th Floor
San Francisco, CA 94108

> **Re:** **Separation Degrees – One, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 17, 2015**
> **File No. 333-201698**

Dear Mr. Giguiere:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise noted, references in this letter to prior comments refer to our letter dated April 23, 2015.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you have replaced your references to "clients" with references to "brands." Please explain the significance of this change, if any.

Prospectus Summary, page 5

2. In response to prior comment 3, you indicate that you generated revenues of $36,000. Please tell us in your response letter what service(s) you provided to generate this revenue and the number of clients or brands from which this revenue was generated. If this revenue was generated by one customer or a few customers, include this information in the summary and business sections and include risk factor disclosure addressing your dependence on one or a few customers.

Risk Factors, page 8

3.   It appears that your officers serve the same or similar functions in other development stage companies located at a single address. Please include a separate risk factor addressing the fact that it appears your officers, despite having years of experience as described in their executive summaries on page 36, have no experience in taking a public company beyond the development stage. Moreover, because there is overlap among the officers and their duties in the co-located companies, it appears there is a risk that the business opportunities and activities of each entity may be difficult to distinguish.

Description of Business

Company Overview, page 28

4.   We note your revisions in response to prior comment 8. Please file the amended Asset Purchase agreement. Further, explain the business purpose for purchasing the consulting relationships and replacing them, as you state in response to our comment, with "new stand-alone agreements." In addition, tell us when you plan to file the new stand-alone agreements.

5.   In response to prior comment 9, you assert that "[c]lients are selling product right now on Amazon, eBay and Etsy." In your response letter, please provide us with support for this assertion. For example, tell us what products or services of yours are being sold on those online marketplaces and identify those clients. Also tell us in your response letter what consulting services you are providing and to how many clients, clarify what SEO refers to and identify the clients receiving SEO, content creation and data analytical work.

Management's Discussion and Analysis

Results of Operations, page 35

6.   Please expand your results of operations discussion to address how you generated $36,000 in revenues and to discuss the associated cost of revenues and other related matters. Refer to Item 303 of Regulation S-K.

You may contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3457 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Sharon D. Mitchell, Esq.
       SD Mitchell & Associates, PLC